Exhibit 99.1

Canadian Solar Renews its EUR 100 Million Note Program in the Spanish MARF to Support Project Development Growth

Guelph, Ontario, February 27, 2023—Canadian Solar Inc. (the "Company" or "Canadian Solar") (NASDAQ: CSIQ) announces that Canadian Solar EMEA Capital Markets, S.A.U. (“Canadian Solar EMEA”), an indirectly wholly-owned subsidiary of Canadian Solar incorporated in Spain, registered on February 24, 2023 its € 100 million medium term note program in the MARF (a Spanish multilateral trading facility). Any payment under the notes issued under the note program will be guaranteed by the Company. The notes may qualify as “green bonds” pursuant to the International Capital Market Association (ICMA) Green Bond Principles and the Green Financing Framework approved by the Company. Canadian Solar’s Green Financing Framework received a favorable third-party opinion from Sustainalytics.

The notes will only be offered and sold to non-U.S. persons outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”). The notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction in the United States. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In the European Union, the notes will only be directed to “qualified investors” as defined in Regulation (EU) 2017/1129, including (i) eligible counterparties, as defined in Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 (“MiFID II”) and the Spanish Real Decreto Legislativo 4/2015, de 23 de octubre (the “Spanish Securities Act”); and (ii) professional clients, as defined in MiFID II and the Spanish Securities Act, or any provision which may replace or supplement them in the future.

The note program provides Canadian Solar a framework that can allow the Company to quickly access the capital markets and raise capital in a series of issuances, increasing its sustainable investment footprint and using the proceeds to finance the development and acquisition of new solar PV and battery storage projects, both nationally and internationally, supporting the United Nations Sustainable Development Goals.

The notes will have a minimum denomination of € 100,000 each (or a minimum equivalent amount in any other currency), while their interest rates and maturities will be determined at the time of each issuance.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 21 years, Canadian Solar has successfully delivered around 82 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 7 GWp in over 20 countries across the world. Currently, the Company has approximately 500 MWp of projects in operation, 6 GWp of projects under construction or in backlog (late-stage), and an additional 19 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of an offer to buy any notes, nor shall there be any offer, solicitation or sale of notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offering of notes will be subject to market and other conditions, and there can be no assurance that any offering of notes will be made.

Certain statements in this press release, including but not limited to the use of proceeds, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; the Russia-Ukraine crisis; the global increase of inflation rates; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as the U.S., Europe, Japan, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the Company´s Chinese subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; logistical challenges that could increase the selling costs of the Company; exchange rate fluctuations; litigation; potential initiation of an anti-circumvention investigation and other risks as described in the Company's SEC filings, including its annual report on Form 20-F filed on April 28, 2022, as amended by a form 20-F/A filed on October 18, 2022, and the note program of Canadian Solar EMEA filed with the MARF in Spain on February 24, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.